(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release
* Due to the significant impact of COVID-19 on prior year figures, certain comparisons to 2019 (pre-Covid-19 year) are included for additional context

Gildan Activewear Reports Record Results for the Third Quarter of 2021
•Strong margin performance and demand momentum drives record results
•Record third quarter sales of $802 million, up 33% over prior year and 8% over Q3 2019
•Operating margin of 25.1%, adjusted operating margin1 of 21.5%
•Record GAAP diluted EPS of $0.95, adjusted diluted EPS1 of $0.80 up 167% over Q3 2020 and 51% vs Q3 2019
•Record third quarter free cash flow1 of $232 million, $478 million year-to-date

Montreal, Thursday, November 4, 2021 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the third quarter ended October 3, 2021.

“Our record performance for the third quarter was driven by the improved economics of our business, underpinned by our Back to Basics model, the operational excellence of our team and the ongoing recovery in demand, which drove sales volumes which are now above pre-pandemic levels,” said Glenn J. Chamandy, Gildan president and CEO. “Further, I feel confident that our team will continue to navigate through the tight supply chain environment, manage inflationary pressures and deliver results for our shareholders as we continue to move forward.”

We generated sales of $802 million for the quarter, up 33% over the prior year and 8% above the third quarter of 2019. Strong gross margin expansion drove operating margin of 25.1%, and adjusted operating margin of 21.5% which was up approximately 930 basis points versus last year and 500 basis points compared to the third quarter of 2019. Sales above pre-pandemic levels, combined with a stronger margin profile, drove record earnings for the quarter with GAAP diluted EPS of $0.95, and adjusted diluted EPS of $0.80 which was up 51% compared to the third quarter of 2019. Free cash flow of $232 million was also a record for a third quarter, bringing our year-to-date total to $478 million. Following our announcement of the restart of our normal course issuer bid (NCIB) program in August, we repurchased over 3.3 million common shares at a total cost of approximately $127 million during the quarter. Nonetheless, given the significant free cash flow generation in the quarter, our net debt1 position declined to $287 million, reducing our net debt to adjusted EBITDA1 ratio to 0.4 at the end of the quarter, leaving us with strong ongoing return of capital capability.

Q3 2021 Operating Results
Sales for the third quarter ending October 3, 2021, totaled $802 million, up 33% over the prior year, consisting of activewear sales of $656 million, up 44%, and sales in the hosiery and underwear category of $146 million, in line with the prior year level. The overall sales increase was driven primarily by higher unit sales of activewear and underwear, favourable product mix, as well as lower imprintables promotional spending and accruals. Activewear shipments were up in imprintables channels both in North America and internationally, as well as in North American retail channels, compared to the third quarter last year. Year-over-year in-line hosiery and underwear sales reflected higher underwear unit sales volumes and favourable product-mix, offset by lower unit sales of socks, which were impacted by supply tightness for certain products.

We were pleased to see sales in the quarter grow from pre-pandemic levels, up 8% compared to sales of $740 million in the third quarter of 2019. The increase was driven primarily by higher activewear and underwear unit sales volumes and favourable product-mix. Increased activewear sales volumes reflected higher POS in North American imprintables, which turned positive compared to the third quarter of 2019, as well as higher sell through in retail channels, while international POS continued to trend lower than the same period in 2019. Sales in the hosiery and underwear category were up 21%, driven by the strength in underwear sales volumes which more than doubled over third quarter 2019 levels, partly offset by lower sales of socks.

We generated gross profit of $282 million in the quarter and before reflecting a net insurance gain of approximately $30 million, our adjusted gross profit1 totaled $252 million, up 108% and 86%, respectively, over the prior year, driven by our growth in sales and strong margin performance. Gross margin of 35.1% in the quarter was up 1,260 basis points and adjusted gross margin1 of 31.4% was up 890 basis points compared to the third quarter of 2020. The significant improvement in adjusted gross margin was primarily due to favourable product-mix, lower imprintables promotional spending and accruals, the impact of the non-recurrence of COVID-related costs incurred last year when facilities were running below normal capacity utilization levels, as well as cost benefits stemming from our Back to Basics initiatives.

Compared to the third quarter of 2019, adjusted gross margin in the third quarter of 2021 was up 400 basis points primarily due to Back to Basics cost efficiencies and lower raw material costs, while net selling prices were essentially in line with third quarter 2019 levels.

SG&A expenses for the third quarter of $81 million were up approximately $20 million compared to SG&A expenses of $61 million last year. The year-over-year increase was primarily due to higher variable compensation expenses, partly offset by cost savings stemming from our Back to Basics initiatives. SG&A expenses as a percentage of net sales improved slightly to 10.1% compared to 10.2% last year, as volume leverage and cost savings more than offset higher variable compensation.

Compared to the third quarter of 2019, SG&A expenses were up slightly by $2 million, as higher volume driven distribution expenses and higher variable compensation expenses were largely offset by cost savings stemming from our Back to Basics SG&A rationalization initiatives. Consequently, as a percentage of sales, SG&A expenses of 10.1% in the quarter improved by 60 bps compared to 10.7% in the third quarter of 2019.

We generated operating income of $201 million, or 25.1% of sales and adjusted operating income1 of $172 million, or 21.5% of sales, in the third quarter of 2021 compared to operating income of $69 million, or 11.4% of sales, and $74 million, or 12.2% of sales, on an adjusted basis last year. The increase in operating and adjusted operating income was driven by higher sales, strong gross and adjusted gross margin performance, partly offset by higher SG&A expenses. Net financial expenses were down $6 million over the prior year, offsetting higher income taxes. Consequently, we reported net earnings of $188 million, or $0.95 per share on a diluted basis, for the three months ended October 3, 2021 and adjusted net earnings1 of $159 million, or $0.80 per share on a diluted basis, compared to net earnings of $56 million, or $0.28 per diluted share, and adjusted net earnings of $59 million, or $0.30 per diluted share in the third quarter last year.

Adjusted operating margin of 21.5% in the third quarter this year was up 500 basis points compared to 16.5% in the third quarter of 2019, demonstrating that our Back to Basics strategy which began prior to and accelerated during the pandemic has allowed us to emerge as a stronger more profitable Company. Combined with the return to above pre-pandemic sales levels, we delivered adjusted diluted EPS growth of 51% in the quarter, compared to adjusted diluted EPS of $0.53 in the third quarter of 2019.

We generated record third quarter free cash flow of $232 million, bringing our year-to-date total to $478 million driven by strong earnings, improved working capital management and the timing of insurance collections related to the 2020 hurricanes. The Company ended the third quarter of 2021 with net debt of $287 million and a net debt leverage ratio of 0.4 times net debt to trailing twelve months adjusted EBITDA.

Year-to-date Operating Results
Net sales for the nine months ended October 3, 2021, of $2,138 million were up 66% over the same period last year, reflecting increases of 81% in activewear sales and 21% in the hosiery and underwear category. The year-over-year increase in activewear sales where we generated sales of $1,738 million was primarily driven by volume increases in all channels and favourable product-mix. Higher imprintables sales volumes were driven by positive POS and the impact of the non-recurrence of significant destocking by distributors which occurred last year. Similarly, the increase in the hosiery and underwear category where we generated sales of $401 million in the first nine months of 2021 was also driven by higher sales volumes in both underwear and in sock products compared to last year, as well as favourable product mix.

On a year-to-date basis, we generated gross profit of $711 million and gross margin of 33.3% compared to a gross profit of $94 million and gross margin of 7.2% in the prior year. Adjusted gross profit for the first nine months of 2021 totaled $663 million, or 31.0% of sales, up from adjusted gross profit of $128 million and adjusted gross margin of 9.8% in the same period last year. The significant year-over-year improvement in gross and adjusted gross margin was mainly due to the non-recurrence of COVID and certain Back to Basics related charges incurred primarily in the first half of 2020, cost benefits from our Back to Basics initiatives, stronger product mix, lower promotional spending and accruals this year and lower raw material costs. Gross margin in the first nine months of 2021 also included the impact of net insurance gains of $49 million and lower year-over-year SKU rationalization charges which were taken in the first half of the prior year.

SG&A expenses in the first nine months of 2021 totaled $234 million, up $33 million from last year primarily attributable to higher variable compensation expenses and higher volume-driven distribution costs, partly offset by cost savings stemming from our Back to Basics initiatives. As a percentage of sales, SG&A expenses improved 460 basis points to 10.9% of sales compared to 15.5% in the same period last year reflecting the benefit of volume leverage and unit cost efficiencies.

On a year-to-date basis, we generated operating income of $475 million, or 22.2% of sales compared to an operating loss of $260 million last year. Adjusted operating income totaled $431 million, or 20.2% of sales, compared to an adjusted operating loss of $88 million last year. The improvement in operating and adjusted operating income was driven by the significant year-over-year sales recovery, strong gross and adjusted gross margin performance and SG&A leverage. The increase in operating income also reflected the non-recurrence of the goodwill impairment charge of $94 million incurred in the first quarter of 2020 and lower year-over-year restructuring and acquisition related costs tied primarily to our Back to Basics initiatives. Consequently, we reported net earnings of $433 million, or $2.18 per share on a diluted basis and adjusted net earnings of $390 million or $1.96 per diluted share, for the first nine months of 2021, compared to a net loss of $293 million, or $1.48 per diluted share, and an adjusted net loss of $126 million, or $0.64 per diluted share, respectively, in the same period last year.

Outlook Commentary
The recovery from the pandemic continues to progress well in North America driving positive POS trends compared to pre-COVID 2019 levels. Further, while supply chain tightness in certain areas and rising inflationary pressure are creating headwinds across the industry, we believe our relative positioning is strong given our vertically-integrated manufacturing platform. This combined with recent pricing actions implemented in the fourth quarter this year, gives us confidence that we are well positioned to manage through current inflationary pressures and to continue to be in a position to deliver on our operating margin target. More importantly, as our focus shifts to a capacity, innovation and ESG-driven, sustainable growth strategy, it gives us confidence that we are well placed to capitalize on market share opportunities and create long term value for our shareholders.

Environmental, Social and Governance (ESG)
On October 25th, Investor’s Business Daily published its results of the Top 100 Best ESG Companies, recognizing companies with superior ESG ratings in addition to strong fundamental and technical stock performance. “We are proud of this recognition, ranking Gildan 8th overall and placing us as the top Company in the Consumer Goods sector,” said Glenn J. Chamandy, Gildan's President and CEO. “Our ESG vision is rooted in the Company’s culture and is a key part of our business strategy and a vital element of our success. We conduct our business with ESG embedded into our products and operations, always with responsibility and integrity at our core.”

Declaration of Quarterly Dividend
The Board of Directors has declared a cash dividend of $0.154 per share, payable on December 20, 2021 to shareholders of record as of November 24, 2021. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid
Following the reinstatement of the Company's NCIB, effective August 9, 2021, during the quarter the Company repurchased for cancellation a total of 3,313,658 common shares at a total cost of approximately $127 million. The Company repurchased an additional 1,299,200 common shares under its current NCIB pursuant to an automatic share purchase program between October 1, 2021 and October 31, 2021 at a total cost of $48 million.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of Outstanding Share Data
As at October 31, 2021, there were 193,920,733 common shares issued and outstanding along with 3,435,683 stock options and 23,462 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear Inc. will hold a conference call to discuss the Company's third quarter 2021 results today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site or on the following link: https://gildancorp.com/en/investors/events-and-presentations/. The conference call can be accessed by dialing (877) 282-2924 (Canada & U.S.) or (470) 495-9480 (international) and entering passcode 5930699#. A replay will be available for 7 days starting at 11:30 AM ET by dialing (855) 859-2056 (Canada & U.S.) or (404) 537-3406 (international) and entering the same passcode.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 3, 2021, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the unaudited condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q3 2021	Q3 2020	Variation (%)	YTD 2021	YTD 2020	Variation (%)
Net sales	801.6	602.3	33.1%	2,138.3	1,291.1	65.6%
Gross profit	281.7	135.5	107.9%	711.0	93.6	n.m.
Adjusted gross profit(1)	251.8	135.5	85.8%	663.3	127.6	n.m.
SG&A expenses	80.6	61.5	31.1%	233.7	200.4	16.6%
(Reversal of impairment) Impairment of trade accounts receivable	(1.3)	0.5	n.m.	(1.6)	15.0	n.m.
Restructuring and acquisition-related costs	1.0	4.7	(78.7)%	4.0	43.9	(90.9)%
Impairment of goodwill and intangible assets	—	—	—	—	94.0	n.m.
Operating income (loss)	201.3	68.8	192.6%	474.8	(259.7)	n.m.
Adjusted operating income (loss)(1)	172.4	73.5	134.6%	431.1	(87.8)	n.m.
Adjusted EBITDA(1)	206.7	106.9	93.4%	537.0	19.9	n.m.
Financial expenses	5.3	11.4	(53.5)%	22.7	35.4	(35.9)%
Income tax expense (recovery)	7.7	1.0	n.m.	18.9	(2.4)	n.m.
Net earnings (loss)	188.3	56.4	233.9%	433.3	(292.6)	n.m.
Adjusted net earnings (loss)(1)	159.4	59.2	169.3%	389.6	(126.2)	n.m.

Basic EPS	0.95	0.28	239.3%	2.19	(1.48)	n.m.
Diluted EPS	0.95	0.28	239.3%	2.18	(1.48)	n.m.
Adjusted diluted EPS(1)	0.80	0.30	166.7%	1.96	(0.64)	n.m.

Gross margin(2)	35.1%	22.5%	12.6 pp	33.3%	7.2%	26.1 pp
Adjusted gross margin(1)	31.4%	22.5%	8.9 pp	31.0%	9.8%	21.2 pp
SG&A expenses as a percentage of net sales	10.1%	10.2%	(0.1) pp	10.9%	15.5%	(4.6) pp
Operating margin(3)	25.1%	11.4%	13.7 pp	22.2%	(20.1)%	42.3 pp
Adjusted operating margin(1)	21.5%	12.2%	9.3 pp	20.2%	(6.7)%	26.9 pp

Cash flows from operating activities	242.6	151.0	60.7%	463.5	123.4	n.m.
Capital expenditures	(48.7)	(14.1)	n.m.	(91.8)	(44.9)	n.m.
Free cash flow(1)	232.1	137.2	69.2%	478.0	79.3	n.m.
n.m. = not meaningful

As at	Oct 3, 2021	Jan 3, 2021
Inventories	725.4	728.0
Trade accounts receivable	374.7	196.5
Net debt(1)	286.5	577.2
Net debt leverage ratio(1)(4)	0.4	3.5
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.
(2) Gross margin is defined as Gross profit divided by net sales.
(3) Operating margin is defined as Operating income (loss) divided by net sales.
(4) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 0.5 at October 3, 2021.

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q3 2021	Q3 2020	Variation (%)	YTD 2021	YTD 2020	Variation (%)
Activewear	655.8	456.3	43.7%	1,737.6	960.5	80.9%
Hosiery and underwear	145.8	146.0	(0.1)%	400.8	330.6	21.2%
	801.6	602.3	33.1%	2,138.4	1,291.1	65.6%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q3 2021	Q3 2020	Variation (%)	YTD 2021	YTD 2020	Variation (%)
United States	685.9	517.1	32.6%	1,834.0	1,092.2	67.9%
Canada	36.1	25.4	42.1%	83.9	50.3	66.8%
International	79.6	59.8	33.1%	220.5	148.6	48.4%
	801.6	602.3	33.1%	2,138.4	1,291.1	65.6%

Definition and Reconciliation of Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this press release, except as otherwise discussed below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted net earnings also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of personal protective equipment (PPE) stock-keeping unit (SKUs), the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Net earnings (loss)	188.3	56.4	433.3	(292.6)
Adjustments for:
Restructuring and acquisition-related costs	1.0	4.7	4.0	43.9
Impairment of goodwill and intangible assets	—	—	—	94.0
Impact of strategic product line initiatives(1)	—	—	1.2	34.0
Net insurance gains(2)	(29.9)	—	(48.9)	—
Income tax recovery relating to the above-noted adjustments	—	(1.9)	—	(5.5)
Adjusted net earnings (loss)	159.4	59.2	389.6	(126.2)
Basic EPS	0.95	0.28	2.19	(1.48)
Diluted EPS	0.95	0.28	2.18	(1.48)
Adjusted diluted EPS	0.80	0.30	1.96	(0.64)
(1) Includes nil and $1.2 million (2020 - nil and $34.0 million), respectively, for three and nine months ended October 3, 2021, of charges related to the Company’s strategic initiatives to significantly reduce its product line SKU counts. For the nine months ended September 27, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million).
(2) Net insurance gains are related to the two hurricanes that occurred in Central America in November 2020, consisting of the following costs which were more than offset by related accrued insurance recoveries to date: losses on disposal of unrepairable equipment, equipment repairs, salary and benefits continuation for idle employees, and other costs, and unabsorbed salary, benefits, and overhead costs, that resulted from related production interruptions.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, or otherwise indicated)	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Gross profit	281.7	135.5	711.0	93.6
Adjustments for:
Impact of strategic product line initiatives(1)	—	—	1.2	34.0
Net insurance gains(1)	(29.9)	—	(48.9)	—
Adjusted gross profit	251.8	135.5	663.3	127.6
Gross margin	35.1%	22.5%	33.3%	7.2%
Adjusted gross margin(2)	31.4%	22.5%	31.0%	9.8%
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in this press release.
(2) Calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, or otherwise indicated)	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Operating income (loss)	201.3	68.8	474.8	(259.7)
Adjustment for:
Restructuring and acquisition-related costs	1.0	4.7	4.0	43.9
Impairment of goodwill and intangible assets	—	—	—	94.0
Impact of strategic product line initiatives(1)	—	—	1.2	34.0
Net insurance gains(1)	(29.9)	—	(48.9)	—
Adjusted operating income (loss)	172.4	73.5	431.1	(87.8)
Operating margin	25.1%	11.4%	22.2%	(20.1)%
Adjusted operating margin(2)	21.5%	12.2%	20.2%	(6.7)%
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in this press release.
(2) Calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Net earnings (loss)	188.3	56.4	433.3	(292.6)
Restructuring and acquisition-related costs	1.0	4.7	4.0	43.9
Impairment of goodwill and intangible assets	—	—	—	94.0
Impact of strategic product line initiatives(1)	—	—	1.2	34.0
Net insurance gains(1)	(29.9)	—	(48.9)	—
Depreciation and amortization	34.3	33.4	105.8	107.6
Financial expenses, net	5.3	11.4	22.7	35.4
Income tax expense (recovery)	7.7	1.0	18.9	(2.4)
Adjusted EBITDA	206.7	106.9	537.0	19.9
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in this press release.

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Cash flows from operating activities	242.6	151.0	463.5	123.4
Cash flows (used in) from investing activities	(10.5)	(13.8)	14.5	(44.1)
Adjustment for:
Business acquisitions	—	—	—	—
Free cash flow	232.1	137.2	478.0	79.3

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators of the financial leverage of the Company.

(in $ millions)	Oct 3, 2021	Jan 3, 2021
Long-term debt and total bank indebtedness	600.0	1,000.0
Lease obligations	75.8	82.5
Total debt	675.8	1,082.5
Cash and cash equivalents	(389.3)	(505.3)
Net debt	286.5	577.2

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	Oct 3, 2021	Jan 3, 2021
Adjusted EBITDA for the trailing twelve months	682.2	165.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	682.2	165.1
Net debt	286.5	577.2
Net debt leverage ratio(1)	0.4	3.5
(1) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 0.5 at October 3, 2021.

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic and the more recent appearance of COVID variants, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, social distancing measures, and the pace of mass vaccination campaigns;
•changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impact of the COVID-19 pandemic and the more recent appearance of COVID variants;
•our ability to implement our growth strategies and plans;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour shortages or disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. With approximately 46,000 employees worldwide, Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Genevieve Gosselin Director, Corporate Communications & Marketing (514) 343-8814 ggosselin@gildan.com

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